[Letterhead of Katten Muchin Rosenman LLP]

December 8, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn:	Brian Cascio
Accounting Branch Chief

Re:	Ellomay Capital Ltd.
Form 20-F for the fiscal year ended December 31, 2009
Filed March 10, 2010
File No. 000-26498

Ladies and Gentlemen:

On behalf of Ellomay Capital Ltd., an Israeli corporation (the “Company”), we have set forth below the Company’s responses to the Staff’s comment letter dated November 18, 2010 with respect to the Annual Report on Form 20-F for the year ended December 31, 2009.  The Staff’s comments have been reproduced (in bold) below and are immediately followed by the Company’s responses thereto. References to “we” or “us” in the numbered responses refer to the Company.

Form 20-F for the fiscal year ended December 31, 2009

Item 18.  Financial Statements

1.
We note your response to our comment 2. However, it continues to be unclear why you did not report discontinued operations upon the disposal of your entire operations. Please note that the definition of a component of an entity as outlined in ASC 205-20-20 comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. We note that the agreement with HP contemplated the sale of all operating assets and liabilities relating to the business and excluded non-operating assets and liabilities. As such, it remains unclear why you were unable to distinguish cash flows of the operations sold to HP from the non-operating components retained. Please further advise.

Company’s response:  We acknowledge the Staff's comment. The Company continues to believe that it applied the correct guidance to the sale of its business to HP. However, given the Staff’s comment, the Company proposes to present discontinued operation in its 2010 20-F.

Exhibits

2.
We note your response to prior comment 4 and your November 12, 2010 amendment to your Form 20-F for the fiscal year ended December 31, 2009. It is unclear to us why you did not file the complete versions of Exhibits 4.10 and 4.11 as part of this recent Form 20-F amendment. Please file the complete versions of Exhibits 4.10 and 4.11. We may have further comment after reviewing these exhibits in their entirety.

Company’s response:  We acknowledge the Staff’s comment. The annexes that were not included in Exhibits 4.10 and 4.11 are technical and in part require translation to English. We will file an amendment to our Form 20-F for the fiscal year ended December 31, 2009 that will include the complete versions of Exhibits 4.10 and 4.11 by December 20, 2010.

Please call the undersigned at 212-940-6412  should you have any questions.

Sincerely yours,

/s/ David A. Pentlow
David A. Pentlow, Esq.

cc:           Ms. Kalia Weintraub, CFO – Ellomay Capital Ltd.